Exhibit 7.03

CONTACT
-------
Larry Pierce
(713) 369-9407

               MANAGEMENT GROUP AND INVESTMENT PARTNERS PROPOSE TO
              TAKE KINDER MORGAN, INC. "PRIVATE" AT $100 PER SHARE


         HOUSTON, May 29, 2006 - Richard D. Kinder, the Chairman and CEO of Kinder Morgan, Inc. (NYSE: KMI), today announced that he, together with other members of management, co-founder Bill Morgan, current board members Fayez Sarofim and Mike Morgan, and investment partners Goldman Sachs Capital Partners, American International Group, Inc., The Carlyle Group and Riverstone Holdings LLC, has submitted a proposal to acquire all of the outstanding common stock of Kinder Morgan, Inc. at a price of $100 per share in cash. Kinder, who would continue as Chairman and CEO following the transaction, would reinvest all of his 24 million KMI shares. Combined, KMI management and the participating board members would be investing almost $2.8 billion in the transaction, and the financial sponsors would provide the remainder of the required equity. The value of the purchased equity, together with the debt that would be either refinanced or remain outstanding is approximately $22 billion. Goldman Sachs Credit Partners has provided a "highly confident" letter regarding the group's ability to raise the required debt. (A copy of the text of the proposal letter to the KMI board of directors and Goldman Sachs Credit Partners' letter is attached to this news release).

         The proposal represents a premium of approximately 18.5 percent over the closing price of KMI stock on Friday, May 26, of $84.41. At the offer price, KMI shareholders will have realized an average annual return of approximately 39 percent since the announcement of the creation of KMI in July 1999.

         "I am very pleased to be working with Goldman Sachs, AIG, Carlyle and Riverstone Holdings to provide extraordinary value to all of KMI's shareholders," Kinder said. "Under our proposal, the senior management team would remain intact to help lead our enterprise into the future, and it would be business as usual for our valued employees, who are responsible for our success. We look forward to working with the KMI board of directors and hope that a merger agreement can be reached in the near future."


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PROPOSAL TO TAKE KMI PRIVATE                                         PAGE 2


         "This buyout proposal reflects the confidence that senior management and the sponsors have in the future growth potential of Kinder Morgan Energy Partners, L.P. (NYSE: KMP), as KMI's ownership of the general partner of, and other partnership interests in, KMP represents KMI's largest and fastest growing asset," said Kinder. "KMP would directly benefit in two ways. First, this transaction would enable a new crude oil hedging facility to be implemented for the CO2 business segment that would lock in $1.5 billion in proceeds from future crude sales without requiring the posting of margin. Second, upon completion of the transaction, KMI would offer KMP the option to acquire the Trans Mountain Pipeline and its future expansion opportunities at an attractive price, subject to KMP board approval."

         Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1992, the GS Capital Partners Funds are part of the firm's Principal Investment Area in the Merchant Banking Division. Goldman Sachs' Principal Investment Area has formed 12 investment vehicles aggregating $35 billion of capital to date. With $8.5 billion in committed capital, GS Capital Partners V is the current primary investment vehicle for Goldman Sachs to make privately negotiated equity investments.

         American International Group, Inc. (AIG), world leaders in insurance and financial services, is the leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world. AIG's common stock is listed in the U.S. on the New York Stock Exchange as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

         The Carlyle Group is a global private equity firm with $39 billion under management. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation,


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PROPOSAL TO TAKE KMI PRIVATE                                         PAGE 3


consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $18.1 billion of equity in 463 transactions for a total purchase price of $73.2 billion. The Carlyle Group employs more than 650 people in 14 countries. In the aggregate, Carlyle portfolio companies have more than $46 billion in revenue and employ more than 184,000 people around the world. www.carlyle.com.

         Riverstone Holdings LLC is a New York-based energy and power focused private equity firm founded in 2000 with $6.5 billion currently under management. Riverstone conducts buyout and growth capital investments in the midstream, upstream, power and oilfield service sectors of the energy industry. To date, the firm has committed more than $2 billion to over 20 investments across each of these four sectors, involving more than $15 billion of assets. For more information on Riverstone Holdings, see www.riverstonellc.com.


         This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although it is believed that the expectations are based on reasonable assumptions, there can be no assurance that such assumptions will materialize. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in Kinder Morgan Inc.'s and Kinder Morgan Energy Partners, L.P.'s Forms 10-K and 10-Q as filed with the Securities and Exchange Commission.


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